Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	FRIDAY, JUNE 28 2013

Performance Statistics

On-Time Experience

American	Thu	MTD	Target
D-0	44.2	48.7	61.7
A+14	68.1	70.2	79.8

Eagle
D-0	49.0	52.0	67.0
A+14 DOT	59.2	62.5	77.5

Every Bag Counts

American	Thu	MTD*	DOT Standard
	3.80	3.33	2.50

* DOT claims per 1000 customers

Announcements

» Tom Horton Shares May’s Operating Report

In a Special Jetwire issued yesterday, Tom Horton discussed the company’s May financial results. “Thanks to the hard work and dedication of our entire team, we earned a $65 million monthly net profit, a $197 million improvement from May of last year. And we expect to report a strong, profitable second quarter – our first since 2007,” Tom said. “We continue to advance our international business – adding new aircraft, enhancing alliance partnerships, strengthening our existing network and seeking out new destinations. The renewal of our fleet continues at a rapid clip. So far we have taken delivery of 24 new aircraft this year, including six 777-300ERs. And our new Airbus aircraft are rolling down the assembly line with the first delivery scheduled for next month. And teams across both American and US Airways are working hard and making great progress in preparing for our pending merger. We still expect the merger to close in the third quarter of this year, subject to regulatory approvals. While there is much more work ahead, the new American is taking shape with your unwavering focus on our customers every day. Thanks for all you do.”

» Road Trip

If you get tripped up on a road trip and need to get medical care, Aetna, Blue Cross Blue Shield and UnitedHealthcare all offer easy to use websites to help you find an in-network doctor anywhere in the United States. Just visit My.AA.com, go to Benefits tab and then click on Resources page. And don’t forget to share this with your traveling family members so they can find help when they need it.

» Featured Deal of the Week: Verison FiOS

Check out a special offer for new Verizon FiOS Triple Play Customers only online – $89.99/month for 12 months with no contract required, or select a 2 year triple-play contract agreement and receive a $300 Visa prepaid card. Find out more about the Verizon FiOS discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

» Coming Up Across American

Get details on upcoming events on Jetnet’s Event Calendar:

Saturday, June 29

CRSM – LEGO Travel Adventure – Where Will You Go? (May 25 – Sept. 8)

Monday, July 1

All Locations – On My Own Time Art Show Registration (through July 12)

Tuesday, July 2

HDQ – Weight Watchers at Work

Wednesday, July 3

DFW – American Airlines Cycling Club of North Texas (AACCNT) Weekly Road Ride

HDQ – Flying Toasters Toastmasters Club

Friday, July 5

DFW – Juma’a Prayer

HDQ – Jeans Day for Charity

TULE – Weight Watchers at Work

To showcase your upcoming American-related event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

AMR in the News

From the Dallas Business Journal

American, Disney Collaborate on ‘Planes’ Movie

American and Walt Disney Studios announced a strategic collaboration in the studio’s upcoming animated feature “Disney’s Planes.” The film will feature a cameo appearance by “Tripp,” a character inspired by American’s Boeing 777-300ER. “Tripp” will wear the airline’s new look in the movie with the new logo and American flag design on the tail. American and Disney held an event Wednesday at LAX to honor the film that included director Klay Hall and actor Carlos Alazraqui, who provides the voice for the air racer El Chupacabra in the film.

Industry News

From The Dallas Morning News

Southwest Will Get First 737 Max Jets Early

Southwest will receive its first batch of Boeing 737 Max jets a little earlier than expected. Boeing said its first delivery of the jets to the carrier will occur in the third quarter of 2017, three months ahead of schedule. In May, Southwest was named the launch customer of the 737 Max jets with firm orders for 326 airplanes through 2027. Boeing says the 737 Max configuration, which is scheduled to be finalized next month, will give customers a 13 percent fuel-burn improvement over the most fuel-efficient single-aisle airplanes available today. Southwest plans to use the 737 Max jets to replace Boeing 717 planes and older 737-300 and 737-500 aircraft. The Southwest and AirTran fleet consisted of 606 Boeing 737s and 88 Boeing 717s as of Dec. 31.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, June 27

Crude oil was $97.05 a barrel, up $1.55 from the previous day.

Jet fuel price was $115.89 a barrel, up $0.99.

It’s a Fact

Yesterday, American took delivery of a new Boeing 777-300ER aircraft, configured with three classes and featuring lie-flat seats with all-aisle access in First and Business Class. The plane is the eighth 777-300ER delivered to American, and the sixth of eight expected to be delivered this year.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.